Sub-Item 77K:     Changes in registrant's certifying accountant

On August 18, 2004, McCurdy & Associates CPA's, Inc. ("McCurdy") notified the Fund of its intention to resign as the Fund's independent auditors upon selection of replacement auditors.

On August 18, 2004, the Board and the Fund's Audit Committee selected Cohen McCurdy, Ltd. ("Cohen") to replace McCurdy as the Fund's auditors for the fiscal year ending November 30, 2004 to be effective upon the resignation of McCurdy.

On August 26, 2004, upon receipt of notice that Cohen was selected as the Fund's auditor, McCurdy, whose audit practice was acquired by Cohen, resigned as independent auditors to the Fund. McCurdy's report dated December 11, 2003, on the Fund's financial statements for the fiscal year ended November 30, 2003 contained no adverse opinion or a disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. At the financial statement date and through the date of engagement of Cohen, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy, would have caused McCurdy to make reference to the subject matter of the disagreements in connection with its reports on the Fund's financial statements for such periods.

Neither  the Fund nor anyone on its behalf  consulted  with Cohen on items which
(i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund's financial statements as a result of such consultations or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).